HOME BANCSHARES, INC.
P.O. Box 966
Conway, Arkansas 72033

January 29, 2026

Mr. Robert Arzonetti
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
VIA EDGAR TRANSMISSION

Re: Home BancShares, Inc.
Registration Statement on Form S-4
Filed January 13, 2026
File No. 333-292708

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Home BancShares, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on January 30, 2026, or as soon thereafter as is practicable.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Mr. Courtney Crouch at (501) 688-8822.

Sincerely,
HOME BANCSHARES, INC.

/s/ Brian Davis

Brian Davis
Chief Financial Officer and Treasurer

cc: C. Douglas Buford, Jr.
Courtney C. Crouch, III
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.